EX-1.31 32 exhibit1-31.htm EXHIBIT 1.31

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 2, 2017

Item 3.	News Release

A news release issued on November 2, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. completes $69 million unit offering and concurrent $6 million private placement.

Full Description of Material Change

Aurora Cannabis Inc. is pleased to announce that, further to its news release dated October 10, 2017, it completed its bought deal offering of 23,000,000 units ("Units") of the Company, including the exercise, in full, of the Underwriters’ over-allotment option (the "Offering") with a syndicate of underwriters, led by Canaccord Genuity Corp., including GMP Securities L.P., PI Financial Corporation, Eight Capital, Industrial Alliance Securities Inc., Beacon Securities Limited and Mackie Research Capital Corporation (collectively, the "Underwriters"), for gross proceeds of $69 million. Each Unit, at a price of $3.00 per Unit, is comprised of one common share of the Company (a "Common Share") and one common share purchase warrant (a "Warrant"). Each Warrant will be exercisable to acquire one common share (a "Warrant Share") for a period of three years following the date hereof at an exercise price of $4.00 per Warrant Share, subject to adjustment in certain events. The Warrants are listed on the TSX under symbol ACB.WT.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 2, 2017.

November 2, 2017	TSX: ACB

Aurora Completes $69 Million Unit Offering and Concurrent $6 Million Private Placement

Not for Distribution to United States News Wire Services or For Dissemination in The United States

Vancouver, BC – November 2, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM)) is pleased to announce that, further to its news release dated October 10, 2017, it completed its bought deal offering of 23,000,000 units ("Units") of the Company, including the exercise, in full, of the Underwriters’ over-allotment option (the "Offering") with a syndicate of underwriters, led by Canaccord Genuity Corp., including GMP Securities L.P., PI Financial Corporation, Eight Capital, Industrial Alliance Securities Inc., Beacon Securities Limited and Mackie Research Capital Corporation (collectively, the "Underwriters"), for gross proceeds of $69 million. Each Unit, at a price of $3.00 per Unit, is comprised of one common share of the Company (a "Common Share") and one common share purchase warrant (a "Warrant"). Each Warrant will be exercisable to acquire one common share (a "Warrant Share") for a period of three years following the date hereof at an exercise price of $4.00 per Warrant Share, subject to adjustment in certain events. The Warrants are listed on the TSX under symbol ACB.WT.

Additionally, the Company completed a concurrent private placement of 2,000,000 Units of the Company for proceeds of $6 million, as previously announced on October 16, 2017 (the "Private Placement"), with the Units issued under the Private Placement having the same terms as the Units issued under the Offering. All securities issued in connection with the Private Placement are subject to a four month hold period expiring March 3, 2017.

The Company intends to use the net proceeds of the Offering and the Private Placement for the Company's strategic growth initiatives including continued domestic and international expansion.

Six insiders of the Company participated in the Offering, directly and indirectly, in the aggregate principal amount of $1.85 million, which constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The issuance to the insiders is exempt from the formal valuation and the minority shareholder approval requirements of MI 61-101, as the fair market value of the Units issued to and the consideration paid by such persons did not exceed 25% of the Company's market capitalization.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR").

The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of- the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

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Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”), including, but not limited to, statements with respect to the use of proceeds from the Offering and the Private Placement. Forward- looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation,and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.